                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)/1/


                                EMusic.com Inc.
  ----------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
  ---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   292476108
  ---------------------------------------------------------------------------
                                (CUSIP Number)

                                 May 17, 2001
  ---------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box / /.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  292476108                    13D                 PAGE 2 OF 6 PAGES
------------------------------------------------------------------------------
   NAME OF REPORTING PERSON
1  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Universal Acquisition Corp.

------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]

------------------------------------------------------------------------------
   SEC USE ONLY
3

------------------------------------------------------------------------------
   SOURCE OF FUNDS
4
   AF
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
------------------------------------------------------------------------------
                       SOLE VOTING POWER
                   7

  NUMBER OF            31,833,310

  SHARES       -----------------------------------------------------------
                       SHARED VOTING POWER
 BENEFICIALLY      8
                       0
  OWNED BY      -----------------------------------------------------------
                       SOLE DISPOSITIVE POWER
  EACH             9
                       31,833,310
 REPORTING
                -----------------------------------------------------------
  PERSON               SHARED DISPOSITIVE POWER
                   10
  WITH                 0

------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    31,833,310
------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
    [_]

------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    Approximately 73.7%
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
    CO
------------------------------------------------------------------------------

CUSIP NO. 292476108                   13D                   PAGE 3 OF 6 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNIVERSAL MUSIC GROUP, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) or 2(f) [_]
5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      CALIFORNIA
------------------------------------------------------------------------------
                       SOLE VOTING POWER
                7
  NUMBER OF            31,833,310

   SHARES      ---------------------------------------------------------------
                       SHARED VOTING POWER
 BENEFICIALLY   8
                       0
  OWNED BY
               ---------------------------------------------------------------
  EACH                 SOLE DISPOSITIVE POWER
                9
 REPORTING             31,833,310

  PERSON       ---------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
  WITH          10
                       0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,833,310

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 73.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 292476108                  13D                    PAGE 4 OF 6 PAGES

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VIVENDI UNIVERSAL
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                           (a) [ ]
                                                            (b) [X]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     AF
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(e) or 2(f) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     FRANCE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    7
   NUMBER OF              31,833,310

    SHARES        ----------------------------------------------------------
                          SHARED VOTING POWER
 BENEFICIALLY      8
                          0
  OWNED BY
                   -----------------------------------------------------------
   EACH                   SOLE DISPOSITIVE POWER
                   9
 REPORTING                31,833,310

  PERSON           -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
  WITH             10
                          0
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     31,833,310

------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 73.7%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     CO
------------------------------------------------------------------------------

                                      13D

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on April 16, 2001 (the "Statement"), by Universal Acquisition Corp., a Delaware corporation ("Purchaser"), Universal Music Group, Inc., a California corporation ("Parent"), and Vivendi Universal, a company organized under the laws of France ("Ultimate Parent" and together with Purchaser and Parent, the "Purchaser Entities"), in connection with Purchaser's offer (the "Offer") to purchase all outstanding shares of common stock (the "Shares") of EMusic.com Inc., a Delaware corporation, for $0.57 per Share, and certain agreements entered into in connection therewith.

ITEM 4.   PURPOSE OF THE TRANSACTION

AND

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 4 and Item 5(a) and (b) are hereby amended and supplemented with the addition of the following:

     The Offer's initial offering period expired at 12:00 midnight, New York City time, on Thursday, May 17, 2001. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by the Depositary that 31,833,310 Shares were validly tendered and not withdrawn as of the expiration of the initial offering period, including 4,526,020 Shares tendered by notice of guaranteed delivery. This represented approximately 73.7% of the issued and outstanding Shares of the Company as of May 17, 2001.

     On May 18, 2001, Parent announced that a subsequent offering period for the Offer would commence immediately and expire on Friday, June 1, 2001 at 5:00 p.m. New York City time. During the subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same $0.57 per Share paid during the initial offering period will be paid during the subsequent offering period. Shares tendered during the initial offering period and during the subsequent offering period may not be withdrawn.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The Agreement to file Schedule 13D jointly, which includes a power-of-attorney for Purchaser, Parent and Ultimate Parent, was filed as Exhibit 4 to the Statement and is hereby incorporated by reference.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:    May 22, 2001

                                Universal Acquisition Corp.

                                By:   /s/ Lawrence Kenswil
                                     ___________________________________
                                     Name:  Lawrence Kenswil
                                     Title:  Executive Vice President


                                Universal Music Group, Inc.

                                By:   /s/ Lawrence Kenswil
                                     ___________________________________
                                     Name:  Lawrence Kenswil
                                     Title:  Executive Vice President


                                Vivendi Universal

                                By:   /s/ Lawrence Kenswil
                                     ___________________________________
                                     Name:  Lawrence Kenswil
                                     Title:  Attorney-in-Fact


                                     Page 6